Exhibit 12.1

ROCKWOOD HOLDINGS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
($ in millions, except ratios)	2013	2012	2011	2010		2009
Determination of earnings:
Income (loss) from continuing operations before taxes	$45.4	$108.1	$85.5	$(1.6)		$(39.5)
Add:
Interest expense, net (a)	82.3	64.5	83.1	135.2		152.4
Rent expense (b)	5.4	4.6	5.0	5.1		4.8
Total earnings as defined	$133.1	$177.2	$173.6	$138.7		$117.7

Fixed charges:
Interest expense, net (a)	$82.3	$64.5	$83.1	$135.2		$152.4
Rent expense (b)	5.4	4.6	5.0	5.1		4.8
Capitalized interest	3.0	2.3	1.7	—		—
Total fixed charges	$90.7	$71.4	$89.8	$140.3		$157.2

Ratio of earnings to fixed charges	1.47	2.48	1.93	—	(c)	—	(c)

(a)               Interest expense includes amortization of debt expenses.

(b)               Rent expense included in the computation consist of one-third of rental expense, which we believe to be a conservative estimate of an interest factor of our leases, which are not material.

(c)                Earnings were insufficient to cover fixed charges by $1.6 million and $39.5 million for the years ended December 31, 2010 and 2009, respectively.